Exhibit 99.1

Draganfly Announces New Heavy Lift and High-Endurance Multi-Use Drones

Los Angeles, CA. June 1, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce the launch of its new North American-made Heavy Lift and Commander 3 XL Drones.

Draganfly’s Heavy Lift Drone is a versatile, industrial, multirotor unmanned aerial vehicle (“UAV”) that is designed to lift more and fly further. Capable of automated missions and manual flight operations, the Company’s heavy-duty, robust UAV has a payload lift capacity of 67 pounds and up to 55 minutes of flight time.

Draganfly’s Commander 3 XL Drone is a high-endurance, weather-resistant, multirotor UAV that is designed for easy assembly and rapid deployment. The “Swiss Army Knife” of drones is capable of drop and winch-down systems to transport up to 26 pounds of payload. It performs extremely well in light rain and snow.

Both Draganfly’s Heavy Lift and Commander 3XL Drones are compatible with a variety of interchangeable payloads, including optical and thermal imaging solutions, specialized delivery containers, and the Company’s Long Range LiDAR system.

According to a recent report by Verified Market Research, the global drone services market size is projected to reach $60.67 billion USD by 2028 with a compound annual growth rate (“CAGR”) of nearly 24%. Demand for drone services is rapidly increasing as more businesses recognize the potential of UAV technology across different industry verticals.

“As drone use continues to rise, industry leaders are looking for sophisticated solutions that are versatile, reliable, and secure. Our Heavy Lift and Commander 3 XL Drones will help a variety of major markets improve their business outputs and profitability,” said Cameron Chell, President and CEO of Draganfly.

For more information on Draganfly’s products and services, please click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s Heavy Lift Drone and the global drone services market. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.